UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43468

Turbogen Ltd.

22 Efal Street

Kiryat Aryeh

Petah Tikva 4951122

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On August 31, 2026, Turbogen Ltd. issued a press release titled “Turbogen Shares to Begin Trading on Nasdaq Capital Market on August 31, 2026,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Turbogen Ltd. titled “Turbogen Shares to Begin Trading on Nasdaq Capital Market on August 31, 2026.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBOGEN LTD.

Date: August 31, 2026	By:	/s/ Yaron Gilboa
	Name:	Yaron Gilboa
	Title:	Chief Executive Officer

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